UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of August, 2021

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.
(Translation of registrant’s name into English)

Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina
+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 CENTRAL PUERTO S.A.

Central Puerto: 2Q2021

Buenos Aires, August 11 - Central Puerto S.A (“Central Puerto” or the “Company”) (NYSE: CEPU), one of the largest private sector power generation companies in Argentina, reports its consolidated financial results for the Second Quarter 2021 (“Second Quarter” or “2Q2021”, and “First Half” or “1H2021”, respectively), ended on June 30, 2021.

A conference call to discuss the results of the Second Quarter 2021 will be held on August 12, 2021, at 11:00 AM Eastern Time (see details below). All information provided is presented on a consolidated basis, unless otherwise stated.

Financial statements as of and for quarter and six-month period ended on June 30, 2021, include the effects of the inflation adjustment, applying IAS 29. Accordingly, the financial statements have been stated in terms of the measuring unit current at the end of the reporting period, including the corresponding financial figures for previous periods informed for comparative purposes. Growth comparisons refer to the same period of the prior year, measured in the current unit at the end of the period, unless otherwise stated. Consequently, the information included in the Financial Statements for the quarter ended on June 30, 2021, are not comparable to the Financial Statements previously published by the company.

Definitions and terms used herein are provided in the Glossary at the end of this document. This release does not contain all the Company’s financial information. As a result, investors should read this release in conjunction with Central Puerto’s consolidated financial statements as of and for the quarter ended on June 30, 2021, and the notes thereto, which will be available on the Company’s website.

A. 2Q2021 Highlights

Refinancing of debt under the terms of Communication “A” 7230 of the Central Bank of the Republic of Argentina (“BCRA”). On February 25, 2021, the BCRA extended until December 31, 2021, the FX regulatory restrictions established by Communication “A” 7106, through the issuance of Communication “A” 7230. The installments, under the Syndicate loan signed with Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC, maturing on June, September and December 2021 were under the scope of such regulation.

On June 15, 2021, the Company signed a new amendment, which provides for the modification of the amortization schedule, rescheduling 60% of the installments maturing in June, September and December 2021 and extending the final term of the loan to January 2024. The current schedule, including this amendment and the one dated December 2020, contemplates monthly repayments until January 2022, an amortization in June 2023 for USD 34 MM and the last one in January 2024 for USD 55 MM. Dividend restriction for 2021 and limitation of a maximum of USD 25 million for 2022 is maintained. For 2023, the maximum allowed is USD 20 million.

Resolution No. 440/2021

Through Resolution No. 440, published on May 21, 2021 (“Resolution 440”), the Secretary of Energy established a new remuneration scheme for MEM generating agents under spot market remuneration. As a result, Annexes II, III, IV and V of Resolution No. 31 dated February 26, 2020 (“Resolution 31”) were replaced, and the Article 2 of Resolution 31 (which established a system for the automatic updating of remuneration values) was repealed. In general terms, Resolution 440 updated the values to be collected by the generating agents in a 29% increase compared to Resolution 31. The application of the new values is retroactive to the transactions of February 2021.

Impairment of Property, Plant and Equipment and Intangible assets.

The Company has identified as signs of potential impairment of its property, plant, and equipment and/or its intangible assets with limited useful life, the change in tariffs established for the spot market by Resolution 440.

Therefore, it has estimated that the book value of the assets of the cash-generating unit of the Brigadier López Thermal Plant and the combined cycle plant located in Luján de Cuyo exceed its recoverable asset value. So, an impairment charge was determined and recorded under the item “Impairment of property, plant and equipment and intangible assets” of the consolidated income statement for the six-month period ended June 31, 2021, for an amount of Ps. 3,9 billion.

Income Tax

On June 16, 2021, the Argentine Government issued Law No. 27,630 which established changes in the corporate income´s tax rate, effective for fiscal years beginning on January 1, 2021. It establishes that the tax´s payments should be based on a rate´s scale related to the level of accumulated taxable net income. The scale to be applied consists of three segments: 25% up to an accumulated taxable net profit of Ps. 5 million, 30% for the excess of such amount up to Ps. 50 million and 35% on the excess of Ps. 50 million.

The amounts provided in this scale will be adjusted annually from January 1, 2022, considering the annual variation of the consumer price index provided by the INDEC corresponding to October of the year prior to the adjustment compared to the same month of the previous year.

B. Main operating metrics

The table below sets forth key operating metrics for 2Q2021, compared to 1Q2021 and 2Q2020, and 1H2021, compared to 1H 2020:

Key Metrics	2Q2021	1Q2021	2Q2020	Var % (2Q/2Q)	1H2021	1H2020	Var% (1H/1H)
Continuing Operations
Energy Generation (GWh)	3.740	3.479	2.674	40%	7.218	6.582	10%
-Electric Energy Generation- Thermal	2.447	2.506	1.708	43%	4.953	4.394	13%
-Electric Energy Generation – Hydro	899	623	661	36%	1.522	1.589	(4%)
-Electric Energy Generation – Wind	394	350	305	29%	744	599	24%
Installed capacity (MW; EoP1)	4.709	4.709	4.316	9%	4.709	4.316	9%
-Installed capacity -Thermal (MW)	2.895	2.895	2.589	12%	2.895	2.589	12%
-Installed capacity - Hydro (MW)	1.441	1.441	1.441	0%	1.441	1.441	0%
-Installed capacity - Wind (MW)	374	374	286	31%	374	286	31%
Availability - Thermal2	90%	89%	82%	8 p.p.	89%	87%	2 p.p.
Steam production (thousand Tons)	287	262	273	5%	550	529	4%
Source: CAMMESA; company data.
1 EoP refers to “End of Period”.
2 Availability weighted average by power capacity. Off-time due to scheduled maintenance agreed with CAMMESA is not considered in the ratio.

In the 2Q2021, energy generation increased 40% to 3,740 GWh, compared to 2,674 GWh in the 2Q2020. As a reference, domestic energy generation grew 12% for the 2Q2021, compared to the same period of 2020, according to data from CAMMESA. It is important to highlight that 2Q2020 was fully impacted by quarantine´s measures established by the government due to the Covid-19 crisis.

Increase in the energy generated by Central Puerto was due to:

a)
36% increase in energy generation from the hydro plant Piedra del Águila, due to a higher dispatch mainly during May 2021.

b)
an increase of 43% in the electricity generation from thermal units, due to a higher generation from the steam turbines, the recovery to average production of the Siemens branded combined cycle of the Luján de Cuyo plant due to a failure in 2Q2020 in its main transformer and Terminal 6´s production as open cycle which started operations in November 2020 (269.5 MW).

c)
 29% increase in energy generation from renewable units, mainly due to the operation of La Genoveva I (88MW) that reached full commissioning in November 2020.

During 2Q2021, machine availability for thermal units reached 90%, compared to 82% in the same period of 2020, due to certain small failures in Puerto´s combined cycle during April 2021, and the unavailability for some steam turbines. Availability in 2Q2020 was strongly impacted by the failure of the main transformer of the Siemen´s combined cycle in Lujan de Cuyo. As a reference, the market average availability for thermal units for the same period was 82%, according to data from CAMMESA.

Steam production increased 5%, totaling 287,484 tons produced during 2Q2021, compared to 273,445 tons during the 2Q2020, due to good performance of Lujan de Cuyo cogeneration plant.

In the 1H2021, energy generation increased 10% to 7,218GWh, compared to 6,582 GWh for the same period in 2020. As a reference, domestic energy generation increased 6% during the 1H2021, compared to the 1H2020, according to data from CAMMESA.

Increase in the energy generated by Central Puerto was due to:

a)
an increase of 13% in the electricity generation from thermal units, due to higher generation from the steam turbines, the recovery to average production of the Siemens branded combined cycle of the Luján de Cuyo as mentioned above and the operation of Terminal 6 as open cycle which had COD on November 2020.

b)
 24% increase in energy generation from renewable units, which was mainly due to the operation during the full semester of La Genoveva I (88 MW), Manque (57 MW) and Los Olivos (22.8MW)

This was partially offset by:

a)
a 4% decrease in energy generation form the hydro plant Piedra del Águila due to lower waterflow in the Limay and Collón Curá rivers.

During 1H2021, machine availability for thermal units reached 89%, compared to 87% in the same period of 2020, due to certain small failures in Puerto´s combined cycle and the unavailability for some steam turbines. As mentioned before, availability in 1H2020 was strongly impacted by the failure of the Siemen´s combined cycle in Lujan de Cuyo. As a reference, the market average availability for thermal units for the same period was 82%, according to data from CAMMESA.

Steam production increased 4%, totaling 549,515 tons produced during 1H2021, compared to 528,933 tons during the 1H2020, due to Lujan de Cuyo cogeneration´s good performance.

C. Financials

Main financial magnitudes of continuing operations

Million Ps.	2Q2021	1Q2021	2Q2020	Var % (2Q/2Q)	1H 2021	1H 2020	Var % (1H/1H)
	Unaudited, subject to limited review according to rule ISRE 2410	Unaudited1	Unaudited, subject to limited review according to rule ISRE 2410		Unaudited, subject to limited review according to rule ISRE 2410	Unaudited, subject to limited review according to rule ISRE 2410
Revenues	12,254	11,277	10,790	14%	23,532	23,460	0%
Cost of sales	(6,722)	(5,759)	(5,070)	33%	(12,481)	(10,322)	21%
Gross profit	5,533	5,518	5,720	(3%)	11,050	13,138	(16%)
Administrative and selling expenses	(751)	(881)	(833)	(10%)	(1,631)	(1,824)	(11%)
Operating income before other operating results	4,782	4,637	4,887	(2%)	9,419	11,314	(17%)
Other operating results, net	(2,422)	3,979	4,687	(152%)	1,557	8,268	(81%)
Operating income	2,360	8,617	9,574	(75%)	10,976	19,581	(44%)
Depreciations and Amortizations	2,295	2,123	1,832	25%	4,418	3,671	20%
Adjusted EBITDA	4,655	10,739	11,406	(59%)	15,394	23,252	(34%)
Includes, among others, the following concepts:
● Foreign Exchange Difference and interests related to FONI trade receivables	1,658	3,472	4,813	(66%)	5,130	8,839	(42%)
● Impairment on property, plant and equipment	(3,898)	-	(654)	496%	(3,898)	(1,880)	107%
Adjusted EBITDA excluding FX difference and interests related to FONI trade receivables and Impairment on property, plant and equipment	6,895	7,267	7,248	(5%)	14,163	16,293	(13%)
Average exchange rate of period	94.12	88.58	67.71	39%	91.22	64.59	41%
Exchange rate end of period	95.72	92.00	70.46	36%	95.72	70.46	36%
NOTE: Exchange rates quoted by the Banco de la Nación Argentina are provided only as a reference. The average exchange rate refers to the average of the daily exchange rates quoted by the Banco de la Nación Argentina for wire transfers (divisas) for each period.

See “Disclaimer-Adjusted EBITDA” below for further information.

1 1Q2021 figures are stated in the measuring unit current as of June 30, 2021, calculated as the results for the 1H2021 minus the 2Q2021.

Adjusted EBITDA Reconciliation

Million Ps.	2Q2021	1Q2021	2Q2020	Var % (2Q/2Q)	1H 2021	1H 2020	Var % (1H/1H)
	Unaudited, subject to limited review according to rule ISRE 2410	Unaudited2	Unaudited, subject to limited review according to rule ISRE 2410		Unaudited, subject to limited review according to rule ISRE 2410	Unaudited, subject to limited review according to rule ISRE 2410
Consolidated Net (loss) income for the period	(4,413)	710	3,288	(234%)	(3,703)	4,802	(177%)
Loss on net monetary position	(27)	(201)	(232)	(89%)	(227)	(729)	(69%)
Financial expenses	2,873	7,780	7,547	(62%)	10,653	14,262	(25%)
Financial income	157	(468)	(2,083)	(108%)	(311)	(2,301)	(86%)
Share of the profit of an associate	403	296	134	201%	699	48	1356%
Income tax expenses	3,366	499	920	266%	3,865	3,499	10%
Depreciation and amortization	2,295	2,123	1,832	25%	4,418	3,671	20%
Adjusted EBITDA	4,655	10,739	11,406	(59%)	15,394	23,252	(34%)
1. Includes, among others, the following concepts:
● Foreign Exchange Difference and interests related to FONI trade receivables	1,658	3,472	4,813	(66%)	5,130	8,839	(42%)
● Impairment on property, plant and equipment	(3,898)	-	(654)	496%	(3,898)	(1,880)	107%
Adjusted EBITDA excluding Foreign Exchange Difference and interests related to FONI trade receivables and Impairment on property, plant and equipment	6,895	7,267	7,248	(5%)	14,163	16,293	(13%)

2 1Q2021 figures are stated in the measuring unit current as of June 30, 2021, calculated as the results for the 1H2021 minus the 2Q2021.

2Q 2021 Results Analysis

Revenues increased to Ps. 12,3 billion in the 2Q2021, as compared to Ps. 10,8 billion in the 2Q2020. This 14% increase was mainly due to:

(i)
a 39% increase in Spot Sales/Energia Base (Revenues from Resolution 1, SEE 19, SGE 70 and amendments) which totaled Ps. 6,2 billion in the 2Q2021 as compared to 4,5 billion in the 2Q2020, due to higher generation from the hydro plant Piedra del Aguila, the steam turbines, the recovery to average production of the Siemens branded combined cycle of the Luján de Cuyo plant and Terminal 6.
(ii)
a 30% increase in the Steam Sales, which totaled Ps. 0,4 billion in the 2Q2021, compared to Ps. 0,3 billion in the 2Q2020, as the steam production increased 5% in the quarter.
partially offset by:

(iii)
an 5% decrease in Sales under contracts, which amounted to Ps. 5,4 billion during the 2Q2021, as compared to Ps. 5,7 billion in the 2Q2020.
Gross profit was Ps. 5,5 billion in the 2Q2021, compared to Ps. 5,7 billion in 2Q2020. This decrease was due to a 33% increase in the costs of sales that totaled Ps. 6,7 billion, compared to Ps. 5,1 billion in the 2Q2020, which was partially offset by the above-mentioned variation in revenues.

This rise in the cost of sales was primarily driven by:

(i)
a 31% increase in costs of production, which totaled Ps. 5,6 billion in the 2Q2021, as compared to Ps. 4,2 billion in the 2Q2020 mainly due to i) an increase in depreciations of Ps. 0,5 billion and ii) an increase in maintenance expenses of Ps. 0,6 billion.
Gross Profit Margin was 45% during the 2Q2021, as compared to 53% in the 2Q2020.

Operating income before other operating results, net, was Ps. 4,8 billion, compared to Ps. 4,9 billion in the 2Q2020. This 2% decrease was due to (i) the above-mentioned drop in gross profits, which was partially offset by (ii) a 10% decrease (in real terms) in administrative and selling expenses that totaled Ps. 0,75 billion in the 2Q2021, as compared to Ps. 0,83 billion in the 2Q2020, mainly driven by a Ps. 0,1 billion reduction in taxes among other expenses.

Adjusted EBITDA was Ps. 4,7 billion in the 2Q2021, compared to Ps. 11,4 billion in the 2Q2020. This decrease was mainly due to:

(i)
A Ps. 3.2 billion or 496% increase in the item “Impairment of property, plant and equipment and intangible assets as stated above on the highlight´s section, related to the Brigadier Lopez and Lujan de Cuyo´s plants.

(ii)
A 76% decrease in foreign exchange difference on operating assets, mainly related to trade receivables, that generated a Ps. 1,1 billion gain during the 2Q2021, compared to Ps. 4,6 billion during the 2Q2020 due to a lower depreciation of the Argentine peso during the quarter and lower trade receivables balances maintained . As reference, in the 2Q2021, the Argentine peso depreciated 3.77%, compared to 9.19% during the 1Q2020.
(iii)
a 6% decrease in interest from clients which totaled Ps. 0,098 billion during the 2Q2021, compared to Ps. 0,096 billion of 2Q2020, mainly related to lower receivables balances and lower Libor Rate.
This was partially offset by:

(iv)
A 25% increase in depreciations and amortizations that totaled Ps. 2,3 billion during the 2Q2021, as compared to Ps. 1,8 billion during the 2Q2020.

As a result, Adjusted EBITDA excluding FX difference and interests related to FONI trade receivables and Impairment on property, plant and equipment was Ps. 6,9 billion in the 2Q2021, compared to Ps. 7,2 billion in 2Q2020.

Consolidated Net loss was Ps. 4,4 billion and Net loss for shareholder was Ps. 4,4 billion or (Ps. 2.95) per share or (Ps. 29.5) per ADR, in the 2Q2021, compared to a Consolidated Net Income of Ps. 3.3 billion and Net Income for shareholder of Ps. 3,3 billion, respectively, or Ps. 2.19 per share or Ps. 21.9 per ADR, in the 2Q2020. In addition to the above-mentioned factors, net income was negatively impacted by:

(i)
higher income tax expenses that amounted to Ps. 3,4 billion in the 2Q2021, compared to Ps. 0,9 billion in the 2Q2020, mainly due to the recent changes in the corporate income´s tax rate explained above in the highlight´s section.
(ii)
lower financial income that amounted to Ps. 0,2 billion negative in the 2Q2021, compared to Ps. 2,1 billion positive in the 2Q2020, mainly due to interest rate swap´s losses and the net income on financial assets at fair value in 2Q2020 of Ps 2,1 billion.
and positively impacted by:

(iii)
lower financial expenses which amounted to Ps. 2,9 billion during the 2Q2021, compared to Ps. 7,5 billion in the 2Q2020 as there were less foreign exchange difference, which decreased from Ps. 6,2 billion in 2Q2020 to Ps. 2,1 billion for 2Q2021, mainly due to a lower depreciation of the argentine peso during the quarter and a lower debt balance denominated in USD.
Additionally, the share of profit of associates was a Ps. 0,4 billion loss during the 2Q2021 compared to loss of Ps. 0,1 billion in the 2Q2020, mainly due to lower results from the operations of Ecogas due to lack of tariff adjustments for the natural gas distribution business.

Finally, the gain on net monetary position totaled Ps. 0,02 billion during the 2Q2021, as compared to Ps. 0,2 billion in the 2Q2020.

FONI collections totaled Ps. 2,4 billion in the 2Q2021, -including VAT, associated to the FONI trade receivables for Vuelta de Obligado Plant, compared to Ps. 2,0 billion of 2Q2020. The amounts are being collected on time and according to the signed contract.

1H 2021 Results Analysis

Revenues were Ps. 23,53 billion in the 1H2021, similar to Ps. 23,46 billion in the 1H2020. There was :

(i)
a 4% increase in Sales under contracts, which amounted to Ps. 11,4 billion during the 1H2021, as compared to Ps. 11,0 billion in the 1H2020, mainly due to the renewable division, as La Genoveva I, Manque and Los Olivos operated the full period given their CODs during 2020.
(ii)
a 20% increase in the Steam Sales, which totaled Ps. 0,7 billion in the 1H2021, compared to Ps. 0,6 billion in the 1H2020, as the steam production increased 4% in the period.
partially offset by:

(iii)
a 3% decrease in Spot Sales/Energia Base (Revenues from Resolution 1, SEE 19, SGE 70 and amendments) which totaled Ps. 10,8 billion in the 1H2021 as compared to 11,2 billion in the 1H2020, mainly due to the decrease in energy generation form the hydro plant Piedra del Águila. This was partially offset by (i) tariff adjustment approved by Resolution 440 and (ii) higher thermal generation as described before.
Gross profit was Ps. 11,1 billion in the 1H2021, compared to Ps. 13,1 billion in 1H2020. This 16% decrease was due to (i) a 21% increase in the costs of sales that totaled Ps. 12,5 billion, compared to Ps. 10,3 billion in the 1H2020.

This rise in the cost of sales was primarily driven by:

(i)
A 24% increase in purchases of materials and spare parts which totaled Ps. 2,4 billion during the 1H2021, as compared to Ps. 2,1 billion in the 1H2020
(ii)
a 19% increase in costs of production, which totaled Ps. 10,1 billion in the 1H2021, as compared to Ps. 8,5 billion in the 1H2020 mainly due to i) an increase in depreciations of Ps. 0,8 billion and ii) an increase in maintenance expenses of Ps. 0,8 billion.
Gross Profit Margin was 47% during the 1H2021, as compared to 56% in the 1H2020.

Operating income before other operating results, net, was Ps. 9,4 billion, compared to Ps. 11,3 billion in the 1H2020. This 17% decrease was due to (i) the above-mentioned drop in gross profits, which was partially offset by (ii) a 11% decrease (in real terms) in administrative and selling expenses that totaled Ps. 1,6 billion in the 1H2021, as compared to Ps. 1,8 billion in the 1H2020, mainly driven by a reduction of Ps. 0,2 billion in taxes and a Ps 0,1 billion in maintenance expenses.

Adjusted EBITDA was Ps. 15,4 billion in the 1H2021, compared to Ps. 23,3 billion in the 1H2020. This decrease was mainly due to:

(v)
A Ps. 2,0 billion or 107% increase in the item “Impairment of property, plant and equipment and intangible assets as stated above on the highlight´s section and in the quarter analysis, mainly related to the Brigadier Lopez and Lujan de Cuyo´s plants.
(vi)
A 50% decrease in foreign exchange difference on operating assets, mainly related to trade receivables, that generated a Ps. 4,3 billion gain during the 1H2021, compared to Ps. 8,5 billion during the 1H2020 due to a lower depreciation of the argentine peso during the period and lower trade receivables balances maintained. As reference, in the 1H2021, the Argentine peso depreciated 13.75%, compared to 17.79% during the 1H2020.
(vii)
a 27% decrease in interest from clients which totaled Ps. 1,6 billion during the 1H2021, compared to Ps. 2,2 billion of the 1H2020.
This was partially offset by:

(viii)
A 20% increase in depreciations and amortizations that totaled Ps. 4,4 billion during the
1H2021, as compared to Ps. 3,7 billion during the 1H2020.
As a result, Adjusted EBITDA excluding FX difference and interests related to FONI trade receivables and Impairment on property, plant and equipment was Ps. 14,2 billion in the 2H2021, compared to Ps. 16,3 billion in 2H2020.

Consolidated Net loss was Ps. 3,7 billion and Net loss for shareholder was Ps. 3,7 billion or (Ps. 2.48) per share or (Ps. 24.81) per ADR, in the 1H2021, compared to a Consolidated Net Income of Ps. 4,8 billion and Net Income for shareholder of Ps. 4,8 billion, respectively, or Ps. 3.17 per share or Ps. 31.7 per ADR, in the 1H2020. In addition to the above-mentioned factors, net income was negatively impacted by:

(iv)
higher income tax expenses that amounted to Ps. 3,9 billion in the 1H2021, compared to Ps. 3,5 billion in the 1H2020, mainly due to the recent changes in the corporate income´s tax rate explained above in the highlight´s section.
(v)
lower financial income that amounted to Ps. 0,3 billion in the 2Q2021, compared to Ps. 2,3 billion in the 1H2020, mainly due to a reduction on net income on financial assets at fair value compared to Ps. 2.2 billion of 1H2020.

and positively impacted by:

(vi)
lower financial expenses which amounted to Ps. 10,7 billion during the 1H2021, compared to Ps. 14,3 billion in the 1H2020 as there were less foreign exchange difference, which decreased from Ps. 10,2 billion in 1H2020 to Ps. 7,4 billion for 1H2021, mainly due to a lower debt balance denominated in USD.
Additionally, the share of profit of associates was a Ps. 0,7 billion loss during the 1H2021 compared to a loss of Ps. 0,01 billion in the 1H2020, mainly due to lower results from the operations of Ecogas due to lack of tariff adjustments for the natural gas distribution business.

Finally, the gain on net monetary position totaled Ps. 0,2 billion during the 1H2021, as compared to Ps. 0,7 billion in the 2Q2020.

FONI collections totaled Ps. 3,6 billion in the 1H2021, -including VAT, associated to the FONI trade receivables for Vuelta de Obligado Plant, compared to Ps. 4,5 billion of 1H2020. The amounts are being collected on time and according to the signed contract.

In the months of January and February 2020, CAMMESA has completed all scheduled payments of principal and interest in accordance with the FONI agreement for Termoeléctrica José de San Martín S.A. (“TJSM”) and Termoeléctrica General Manuel Belgrano S.A. (“TMB”).

Financial Situation

As of June 30, 2021, the Company and its subsidiaries had Cash and Cash Equivalents of Ps. 0,3 billion, and Other Current Financial Assets of Ps. 11 billion.

The following chart breaks down the Net Debt position of Central Puerto (on a stand-alone basis) and its subsidiaries:

Million Ps.		As of June 30, 2021
Cash and cash equivalents (stand-alone)		47
Other financial assets (stand-alone)		2,233
Financial Debt (stand-alone)		(24,296)
Composed of: Financial Debt (current) (Central Puerto S.A. stand-alone)	(11,667)
Financial Debt (non-current) (Central Puerto S.A. stand-alone)	(12,628)
Subtotal Central Puerto stand-alone Net Debt Position		(22,016)
Cash and cash equivalents of subsidiaries		243
Other financial assets of subsidiaries		8,807
Financial Debt of subsidiaries Composed of:		(27,429)
Financial Debt of subsidiaries (current)4	(3,795)
Financial Debt of subsidiaries (non-current) 4	(23,634)
Subtotal Subsidiaries Net Debt Position		(18,379)
Consolidated Net Debt Position		(40,394)

Cash Flows of the 1H 2021

Million Ps.	1H 2021 ended on June 30, 2021
Cash and Cash equivalents at the beginning	349
Net cash flows provided by operating activities	6,574
Net cash flows used in investing activities	(589)
Net cash flows used in financing activities	(6,005)
Exchange difference and other financial results	47
Loss on net monetary position by cash and cash equivalents	(86)
Cash and Cash equivalents at the end	290

Net cash provided by operating activities was Ps. 6,6 billion during the 1H2021. This cash flow arises from (i) Ps. 11 billion from the operating income obtained during the 1H2021, (ii) Ps. 6,4 billion due to a decrease in the stock of trade receivables, mainly related to the FONI collections, (iii) Ps. 1,6 billion in collection of interests from clients, including the ones from FONI, during the period and (iv) a Ps. 3,9 billion non-cash impairment of property, plant and equipment charge included in the operating income, which was partially offset by (v) a Ps. 4,4 billion non-cash foreign exchange difference on trade receivables, (vi) a Ps. 7 billion in net monetary position loss, (vii) a Ps. 3,6 billion from income tax paid, and (viii) a Ps. 4,3 billion reduction in trade and other payables, other non-financial liabilities and liabilities from employee benefits.

Net cash used in investing activities was Ps. 0,6 billion in 1H 2021. This amount was mainly due to (i) Ps. 2,3 billion in payments for the purchase of property, plant, and equipment mainly related to the construction of Terminal 6 thermal project, which was partially offset by (ii) Ps. 1,6 billion obtained from the sale of short-term financial assets, net and (iii) Ps. 0,1 billion in dividends collected from ECOGAS.

Net cash used in financing activities was Ps. 6,0 billion in the 1H 2021. This amount was mainly the result of Ps. 1,0 billion Bank and investment accounts overdrafts obtained, net, (ii) Ps. 4,7 billion in loans paid, mainly related to the loans received for the expansion projects, and (iii) Ps. 2,3 billion in interest and financial expenses paid, mainly related to those loans.

D. Tables

a.
Consolidated Statement of Income

	2Q 2021	2Q 2020
	Unaudited, subject to limited review according to rule ISRE 2410	Unaudited, subject to limited review according to rule ISRE 2410
	Thousand Ps.	Thousand Ps.

Revenues	12,254,422	10,789,505
Cost of sales	(6,721,916)	(5,069,649)
Gross income	5.532,506	5,719,856

Administrative and selling expenses	(750,617)	(832,795)
Other operating income	2,041,219	5,605,048
Other operating expenses	(565,040)	(263,903)
Property, plant, and equipment impairment	(3,898,450)	(654,366)
Operating income	2,359,618	9,573,840

Gain (loss) on net monetary position	26,689	232,308
Finance income	(157,408)	2,083,176
Finance expenses	(2,873,377)	(7,547,180)
Share of the profit of associates	(402,964)	(133,716)
Income before income tax	(1,047,442)	4,208,428
Income tax for the period	(3,365,876)	(919,938)
Net income for the period	(4,413,318)	3,288,490
Net total comprehensive income for the period	(4,413,318)	3,288,490

Attributable to:
-Equity holders of the parent	(4,438,155)	3,296,111
-Non-controlling interests	24,837	(7,621)
	(4,413,318)	3.288.490

Earnings per share:
Basic and diluted (Ps.)	(2.95)	2.19

	1H 2021	1H 2020
	Unaudited, subject to limited review according to rule ISRE 2410	Unaudited, subject to limited review according to rule ISRE 2410
	Thousand Ps.	Thousand Ps.

Revenues	23,531,528	23,459,552
Cost of sales	(12,481,169)	(10,321,846)
Gross income	11,050,359	13,137,706

Administrative and selling expenses	(1,631,336)	(1,824,063)
Other operating income	6,027,294	10,672,860
Other operating expenses	(571,665)	(524,972)
Property plant and equipment and intangible assets impairment	(3,898,450)	(1,880,099)
Operating income	10,976,202	19,581,432

Gain on net monetary position	227,360	728,811
Finance income	310,625	2,300,913
Finance expenses	(10,653,205)	(14,261,631)
Share of the profit of associates	(699,370)	(48,032)
Income before income tax	161,612	8,301,493
Income tax for the period	(3,865,079)	(3,499,489)
Net (loss) income for the period	(3,703,467)	4,802,004
Net total comprehensive (loss) income for the period	(3,703,467)	4,802,004

Attributable to:
-Equity holders of the parent	(3,734,920)	4,772,223
-Non-controlling interests	31,453	29,781
	(3,703,467)	4,802,004

Earnings per share:
Basic and diluted (Ps.)	(2,48)	3.17

b.
Consolidated Statement of Financial Position

	As of June 30, 2021	As of December 31, 2020
	Unaudited, subject to limited review according to rule ISRE 2410	Audited
	Thousand Ps.	Thousand Ps.
Assets
Non-current assets
Property, plant and equipment	96,480,904	99,240,225
Intangible assets	6,274,346	8,452,000
Investment in associates	5,030,003	5,845,134
Trade and other receivables	31,009,895	36,845,428
Other non-financial assets	337,588	606,715
Inventories	529,114	824,786
Deferred tax asset	969,480	123,294
	140,631,330	151,937,582
Current assets
Inventories	436,546	1,007,891
Other non-financial assets	1,605,900	1,128,372
Trade and other receivables	25,129,437	23,479,630
Other financial assets	11,039,887	17,641,047
Cash and cash equivalents	290,002	349,276
	38,501,772	43,606,216
Property, plant and equipment available for sale	2,956,967	2,956,967
Total assets	182,090,069	198,500,765

Equity and liabilities
Equity
Capital stock	1,514,022	1,514,022
Adjustment to capital stock	32,491,347	32,491,347
Legal reserve	5,241,866	4,810,003
Voluntary reserve	68,962,421	60,757,028
Other equity accounts	(2,464,063)	(2,464,063)
Retained earnings	(3,728,022)	8,644,154
Equity attributable to shareholders of the parent	102,017,571	105,752,494
Non-controlling interests	94,471	160,814
Total Equity	102,112,042	105,913,305

Non-current liabilities
Other non-financial liabilities	5,517,976	6,584,920
Other loans and borrowings	36,262,123	38,656,132
Compensation and employee benefits liabilities	409,425	394,285
Provisions	45,403	56,901
Deferred income tax liabilities	13,866,756	11,279,067
	56,101,683	56,971,305

Current liabilities
Trade and other payables	3,710,902	3,190,124
Other non-financial liabilities	2,969,515	2,821,299
Other loans and borrowings	15,462,229	25,220,852
Compensation and employee benefits liabilities	976,162	1,276,954
Income tax payable	729,413	3,063,241
Provisions	28,123	43,682
	23,876,344	35,616,155
Total liabilities	79,978,027	92,587,460
Total equity and liabilities	182,090,069	198,500,765

c.
Consolidated Statement of Cash Flow

	1H 2021	1H 2020
	Unaudited, subject to limited review according to rule ISRE 2410	Unaudited, subject to limited review according to rule ISRE 2410
	Thousand Ps.	Thousand Ps.
Operating activities
Income for the period before income tax	161,612	8,301,493

Adjustments to reconcile income for the period before income tax to net cash flows:
Depreciation of property, plant and equipment	3,033,902	2,207,981
Amortization of intangible assets	1,383,999	1,462,564
Property, plant and equipment and intangible assets impairment	3,898,450	1,880,099
Discount of trade and other receivables and payables, net	(127,343)	58,607
Interest earned from customers	(1,588,618)	(2,178,221)
Commercial and fiscal interests lost	516,056	443,502
Financial income	(310,625)	(2,300,913)
Financial expenses	10,653,205	14,261,631
Share of the profit of associates	699,370	48,032
Stock-based payments	-	2,097
Movements in provisions and long-term employee benefit plan expenses	111,186	85,090
Foreign exchange difference for trade receivables	(4,283,539)	(8,486,294)
Loss on net monetary position	(6,977,265)	(6,651,696)

Working capital adjustments:
Decrease in trade and other receivables	6,426,430	12,787,910
(Increase) Decrease in other non-financial assets and inventories	(161,629)	304,995
Decrease in trade and other payables, other non-financial liabilities and liabilities from employee benefits	(4,281,866)	(8,485,977)
	9,153,325	13,740,900
Commercial and fiscal interests paid	(516,056)	-
Interest received from customers	1,579,694	1,926,227
Income tax paid	(3,643,364)	(3,342,452)
Net cash flows provided by operating activities	6,573,599	12,324,675

Investing activities
Purchase of property, plant and equipment	(2,286,870)	(8,906,099)
Dividends received	115,635	176,686
Sale of available-for-sale assets, net	1,581,752	3,450,226
Net cash flows used in investing activities	(589,483)	(5,279,187)

Financing activities
Banks and investment accounts overdrafts received (paid), net	1,028,471	(3,005,289)
Long term loans paid	(4,654,940)	(1,079,366)
Interests and other loan costs paid	(2,280,296)	(2,163,917)
Dividends paid	(97,796)	(78,938)
Net cash flows used in financing activities	(6,004,561)	(6,327,510)

Increase in cash and cash equivalents	(20,445)	717,978
Exchange difference and other financial results	46,687	158,722
Monetary results effect on cash and cash equivalents	(85,516)	(222,772)
Cash and cash equivalents as of January 1	349,276	2,548,798
Cash and cash equivalents as of June 30, 2021	290,002	3,202,726

E. Information about the Conference Call

There will be a conference call to discuss Central Puerto’s Second Quarter 2021 results on August 12, 2021, at 11.00 AM Eastern Time.

The conference will be hosted by Mr. Fernando Bonnet, Chief Executive Officer, and Enrique Terraneo, Chief Operating Officer. To access the conference call, please dial:

Participants (Toll Free): +1-877-407-8035
International Participants: +1-201-689-8035

The Company will also host a live audio webcast of the conference call on the Investor Relations section of the Company's website at www.centralpuerto.com Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast. The call will be available for replay on the Company website under the Investor Relations section.

 You may find additional information on the Company at:

●
http://investors.centralpuerto.com/
●
www.sec.gov
●
www.cnv.gob.ar

Glossary

In this release, except where otherwise indicated or where the context otherwise requires:

●
“BCRA” refers to Banco Central de la República Argentina, Argentina’s Central Bank,

●
“CAMMESA” refers to Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima;

●
“COD” refers to Commercial Operation Date, the day in which a generation unit is authorized by CAMMESA (in Spanish, “Habilitación Comercial”) to sell electric energy through the grid under the applicable commercial conditions;

●
“Ecogas” refers collectively to Distribuidora de Gas Cuyana (“DGCU”), Distribuidora de Gas del Centro (“DGCE”), and their controlling company Inversora de Gas del Centro (“IGCE”);

●
“Energía Base” (legacy energy) refers to the regulatory framework established under Resolution SE No. 95/13, as amended, currently regulated by Resolution SE No. 440;

●
“FONINVEMEM” or “FONI”, refers to the Fondo para Inversiones Necesarias que Permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista (the Fund for Investments Required to Increase the Electric Power Supply) and Similar Programs, including Central Vuelta de Obligado (CVO) Agreement;

●
“p.p.”, refers to percentage points;

●
“PPA” refers to power purchase agreements.

Disclaimer

Rounding amounts and percentages: Certain amounts and percentages included in this release have been rounded for ease of presentation. Percentage figures included in this release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this release may not sum due to rounding.

This release contains certain metrics, including information per share, operating information, and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

OTHER INFORMATION

Central Puerto routinely posts important information for investors in the Investor Relations support section on its website, www.centralpuerto.com. From time to time, Central Puerto may use its website as a channel of distribution of material Company information. Accordingly, investors should monitor Central Puerto’s Investor Support website, in addition to following the Company’s press releases, SEC filings, public conference calls and webcasts. The information contained on, or that may be accessed through, the Company’s website is not incorporated by reference into, and is not a part of, this release.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”) that constitute forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘expect’’, ‘‘should’’, ‘‘plan’’, ‘‘intend’’, ‘‘will’’, ‘‘estimate’’ and ‘‘potential’’, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements.

Statements regarding possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition, expected power generation and capital expenditures plan, are examples of forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, and contingencies, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company assumes no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and the Company’s business can be found in the Company’s public disclosures filed on EDGAR (www.sec.gov )

Adjusted EBITDA

In this release, Adjusted EBITDA, a non-IFRS financial measure, is defined as net income for the year, plus finance expenses, minus finance income, minus share of the profit of associates, minus depreciation and amortization, plus income tax expense, plus depreciation and amortization, minus net results of discontinued operations.

Adjusted EBITDA is believed to provide useful supplemental information to investors about the Company and its results. Adjusted EBITDA is among the measures used by the Company’s management team to evaluate the financial and operating performance and make day-to-day financial and operating decisions. In addition, Adjusted EBITDA is frequently used by securities analysts, investors and other parties to evaluate companies in the industry. Adjusted EBITDA is believed to be helpful to investors because it provides additional information about trends in the core operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on the results.

Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including:

●
Adjusted EBITDA does not reflect changes in, including cash requirements for, working capital needs or contractual commitments;
●
Adjusted EBITDA does not reflect the finance expenses, or the cash requirements to service interest or principal payments on indebtedness, or interest income or other finance income;
●
Adjusted EBITDA does not reflect income tax expense or the cash requirements to pay income taxes;
●
although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements;
●
although share of the profit of associates is a non-cash charge, Adjusted EBITDA does not consider the potential collection of dividends; and
●
other companies may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

The Company compensates for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation of the Company’s consolidated financial statements in accordance with IFRS and reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, net income. For a reconciliation of the net income to Adjusted EBITDA, see the tables included in this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: August 11, 2021	By:	/s/ ENRIQUE TERRANEO
	Name:	Enrique Terraneo
	Title:	Attorney-in-Fact